SUB-ITEM 77C

RESULTS OF ANNUAL MEETING OF SHAREHOLDERS

On April 24, 2003, the Annual Meeting of Shareholders of The First Israel Fund, Inc. (the "Fund") was held and the following matters were voted upon:

(1) To re-elect two directors to the Board of Directors of the Fund.

Name of Director             For             Withheld
Enrique R. Arzac             3,177,694       48,832
William W. Priest, Jr.       3,127,739       98,787


In addition to the directors re-elected at the meeting, George W. Landau, Jonathan W. Lubell, and Steven N.
Rappaport continued as directors of the Fund.

Effective January 17, 2003, Richard W. Watt resigned as
President, Chief Investment Officer and Director of the
Fund.

Effective May 21, 2003, Joseph D. Gallagher was appointed as Chairman of the Fund, Chief Executive Officer and
President of the Fund. Laurence R. Smith who previously held these positions has resigned effective May 21, 2003.

(2) To approve a Sub-Advisory Agreement among the Fund,
Credit Suisse Asset Management, LLC and Credit Suisse
Asset Management Limited.

For		Against		Abstain
2,387,044       816,616         22,866